UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2004

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IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On September 22, 2004, Irwin Financial Corporation announced the resignation of Claude E. Davis, Senior Vice President, described in the news release attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: September 22, 2004   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued September 22, 2004

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
RESIGNATION OF CLAUDE E. DAVIS, SENIOR VICE PRESIDENT

(Columbus, IN, September 22, 2004) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business and home equity lending, today announced the resignation of Claude E. Davis, one of its Senior Vice Presidents. Mr. Davis has resigned to accept the position of President and Chief Executive Officer of First Financial Bancorp of Hamilton, Ohio.

Davis, 43, joined Irwin in 1987 and held a variety of positions at the Corporation and its commercial line of business over the last 17 years. He was the President of Irwin Union Bank (the commercial banking line of business) from 1996 to 2003 and since that time has been a Senior Vice President and member of the Corporation's Policy Council at the parent company with particular focus on its two commercial lines of business. Mr. Davis's direct responsibilities for the Corporation's commercial finance and banking lines of business have been re-assigned within the holding company's senior management team.

"Claude Davis has been a tremendous asset to Irwin Financial over the past 17 years," said Will Miller, Chairman and CEO. "As President of Irwin Union Bank, he was a key author of the growth strategy of our commercial banking line of business, which was so successfully launched under his leadership and is being carried on under the leadership of Brad Kime, a co-author of that strategy. Since Claude's promotion to the parent company about 18 months ago, he rapidly became a great contributor to the senior management team of the entire Corporation as well. We wish him the best in his new endeavor."

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.